Computation of Ratios of Earnings (Loss) to Fixed Charges and of Earnings (Loss) to Combined
Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2006	2005	2004	2003	2002
Earnings (loss) from continuing operations	$ 74,670	$ 182,978	$ 66,119	$ (29,768)	$ 80,373
Undistributed equity income from investees	6,201	(77,765)	2,406	9,176	(3,967)
Income tax expense (benefit)	42,049	115,951	35,864	(21,417)	39,665
Earnings (loss) from continuing operations before income taxes	$ 122,920	$ 221,164	$ 104,389	$ (42,009)	$ 116,071
Fixed charges:					
Interest, long-term debt	$ 40,138	$ 35,780	$ 47,244	$ 60,998	$ 55,621
Interest, other (including interest on short-term debt)	5,111	3,260	2,945	7,219	9,346
Amortization of debt expense, premium, net	1,867	2,399	3,261	3,385	1,720
Portion of rentals representative of an interest factor	506	284	286	518	608
Total fixed charges	$ 47,622	$ 41,723	$ 53,736	$ 72,120	$ 67,295
Earnings (loss) from continuing operations before income taxes	$ 122,920	$ 221,164	$ 104,389	$ (42,009)	$ 116,071
Plus: total fixed charges from above	47,622	41,723	53,736	72,120	67,295
Plus: amortization of capitalized interest	407	407	485	725	725
Long-term capitalized interest	-	-	-	-	(6,013)
Earnings from continuing operations before income taxes and fixed charges	$ 170,949	$ 263,294	$ 158,610	$ 30,836	$ 178,078
Ratio of earnings to fixed charges	3.59 x	6.31x	2.95 x	N/A x*	2.65 x
Total fixed charges from above	$ 47,622	$ 41,723	$ 53,736	$ 72,120	$ 67,295
Preferred stock dividends	1,772	1,922	2,741	2,099	2,167
Total fixed charges and preferred stock dividends	$ 49,394	$ 43,645	$ 56,477	$ 74,219	$ 69,462
Ratio of earnings to combined fixed charges and preferred stock dividends	3.46 x	6.03 x	2.81 x	N/A x**	2.56 x

*   For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $41.3 million.

** For the year ended December 31, 2003, earnings were insufficient to cover fixed charges and preferred stock dividends by $43.4 million.